Offer and Acquisition Agreement



                                    between



                           CompX International Inc.,

                                      and

                           Thomas Regout Holding N.V.




                               December 18, 1998



                        OFFER AND ACQUISITION AGREEMENT

     This Offer and Acquisition Agreement (this "Agreement") is entered into as of December 18, 1998, between CompX International Inc., a company validly organized and existing under the laws of Delaware (the "Buyer") and Thomas Regout Holding N.V., a company registered in The Netherlands ("TRH"). The Buyer and TRH are referred to collectively herein as the "Parties."

     This Agreement contemplates a transaction in which the Buyer or an affiliate of the Buyer will offer to purchase from the shareholders of TRH all of the outstanding capital stock of TRH in return for cash, subject to certain conditions including the Minimum Condition (as defined below) (the "Offer") and will purchase such stock if and to the extent that the Offer is accepted and the conditions to the Offer are fulfilled or waived.

     TRH has requested positive advice from its Works Council as to (i) the Transactions (as defined below), including TRH's United States subsidiary becoming part of the Buyer's North American operations following the Closing (as defined below), (ii) the appointment to TRH's five member supervisory board of three nominees of the Buyer following the Closing, (iii) the implementation of the mitigated structure regime at TRH following the Closing, and (iv) the adoption of certain amendments to TRH's profit sharing plan following the Closing, including changing the applicable fiscal year to a calendar year; and TRH's Works Council has consented to the execution of this Agreement subject to its positive advice on such matters. In addition, TRH has consulted with the labor unions involved concerning the Transactions to the satisfaction of the Buyer and the labor unions have consented to the execution of this Agreement subject to completion of such consultation. Further, three members of the Supervisory Board of TRH have indicated that they will resign from the Supervisory Board at or promptly following the Closing and the remaining two members of the Supervisory Board of TRH have agreed to appoint three nominees of the Buyer to the vacancies created by such resignations and to the terms and conditions of a protocol with the Buyer concerning certain matters after the Closing. TRH is entering into this Agreement for the sole purpose of facilitating the purchase and sale of the outstanding stock of TRH on the terms and subject to the conditions of this Agreement.

     Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the terms, conditions and covenants herein contained, the Parties agree as follows.

     1.   Definitions.

     "Agreement" has the meaning set forth in the preface above.

     "Bank" has the meaning set forth in section 2(b).

     "Buyer" has the meaning set forth in the preface above.

     "Closing" has the meaning set forth in section 3(a) below.

     "Minimum Condition" means the condition to the Offer that Shareholders holding at least 70% of the Shares accept the Offer.

     "Offer" has the meaning set forth in the preface above.

     "Offer Letter" means the Offer Letter, Conditions to the Offer, Acceptance Notice and Letter from TRH recommending the Offer, substantially in the form attached hereto as Exhibit A.

     "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice, in all material respects.

     "Party" has the meaning set forth in the preface above.

     "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental or semi-governmental entity (or any department, agency, or political subdivision thereof).

     "Selling Shareholders" means the Shareholders who, in the aggregate, tender their TRH shares for sale to the Buyer pursuant to the Offer Letter.

     "Share" means any share of TRH common stock, par value NLG 500 per share, or any share of TRH preferred stock, par value NLG 500 per share.

     "Shareholders" means all of the shareholders of TRH.

     "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors, including, with respect to TRH, Thomas Regout Nederland B.V., Thomas Regout B.V. and Thomas Regout USA, Inc.

     "Transactions" means the transactions contemplated by this Agreement and the documents referred to in this Agreement, including, without limitation, the Offer, the Buyer's payment of the purchase price to the Selling Shareholders, and the Buyer's obtaining full legal title to the Shares held by the Selling Shareholders as a result of such purchase.

     "TRH" has the meaning set forth in the preface above.

     2. Agreements of the Parties Prior to Closing. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

          (a) Buyer's Offer. The Buyer will make the Offer to the Shareholders substantially in the form of and pursuant to the terms of the Offer Letter. Subject to the conditions set forth in the Offer Letter, the Buyer agrees to buy any Shares duly tendered pursuant to and in compliance with the Offer Letter at a price of NLG 12,250 per Share and to perform its other obligations pursuant to the Offer Letter (including announcing on or prior to January 29, 1999 whether the conditions to the Offer set forth as exhibit A to the Offer Letter have been fulfilled or waived). Payment of the purchase price shall be by wire transfer or delivery of other immediately available funds to ABN/AMRO Bank N.V. Maastricht branch (the "Bank"), and such funds shall be disbursed to each of the Selling Shareholders by the Bank. The total amount of the purchase price if all Shares are duly tendered shall equal NLG 98,000,000 in the aggregate.

          (b) General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the Transactions. Without limiting the generality of the foregoing, (i) the Buyer shall promptly duly execute and deliver to TRH sufficient quantities of the Offer Letter, (ii) TRH shall promptly duly execute its favorable recommendation of the Offer,
     (iii) TRH shall promptly mail or arrange for the mailing of the Offer Letter to each Shareholder, (iv) the Buyer and TRH shall jointly decide whether to initiate any additional contacts with the Shareholders and who should make such contact, and (v) promptly following the date upon which the Minimum Condition has been fulfilled, TRH shall notify the Buyer that such Minimum Condition has been fulfilled, and the Buyer shall promptly thereafter notify TRH and the Shareholders as to whether the Offer will be fulfilled. In addition, each of the Parties shall use reasonable best efforts to obtain the positive advice of TRH's Works Council in connection with the Transactions and shall cooperate in connection with TRH's consultation with its labor unions in connection with the Transaction. Furthermore, the Parties shall use reasonable best efforts to obtain the letter agreements from the members of the Supervisory Board of TRH referred to in the preamble to this Agreement.

          (c) Notices and Consents. Prior to Closing, TRH will and will cause each of its Subsidiaries to give any notices to third parties, and TRH will and will cause each of its Subsidiaries to use its reasonable best efforts to obtain any third party consents, that the Buyer may reasonably request in connection with the Transactions. Each of the Parties will (and TRH will cause each of its Subsidiaries to) give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies required in connection with the Transactions.

          (d) Operation of Business. TRH will not engage and will not cause or permit any of its Subsidiaries to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business, and, in connection therewith, TRH will and will cause each of its Subsidiaries to use its reasonable best efforts to keep its business and properties substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees. Without limiting the generality of the foregoing, the Parties shall comply in all material respects with all applicable laws, including any laws relating to the Transaction, and TRH shall not and shall not cause or permit any of its Subsidiaries to declare, set aside, or pay any dividend or make any distribution with respect to its capital stock or redeem, purchase, or otherwise acquire any of its capital stock (other than dividends previously set aside with respect to TRH's fiscal year ended June 30, 1998 in the amount of NLG 310 per Share, NLG 70 of which has already been paid and NLG 240 of which is payable commencing in January 1999). On or prior to December 31, 1998, TRH shall have (i) accrued NLG 5,000,000 for the bonus to employees to be paid in connection with the Transactions, and (ii) accrued an amount equal to TRH's reasonable estimate of the pension accrual costs required by FASB 87, and environmental remediation costs reasonably expected to be incurred. The Buyer agrees that amounts accrued pursuant to the preceding sentence shall not be deducted in computing TRH's earnings for purpose of TRH's profit sharing plan.

          (e) Full Access. TRH will permit, and TRH will cause each of its Subsidiaries to permit, representatives of the Buyer to have reasonable access to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of TRH and its Subsidiaries, subject to the existing Confidentiality Agreement dated October 2, 1998 between TRH and the Buyer.

          (f) Notice of Developments. TRH will give prompt written notice to the Buyer of any material adverse development in its business, financial condition or prospects of which the managing directors of TRH become aware (excluding general market or economic conditions). Each Party will give prompt written notice to the other of any material adverse development causing a failure of any condition to the Closing to be met. No disclosure by any Party pursuant to this section 2(f), however, shall be deemed to prevent or cure any failure of any condition to the Closing or breach of covenant.

          (g) Exclusivity. None of TRH or its Subsidiaries, or any of their directors, agents or other representatives, will (i) solicit, initiate, encourage or assist in the submission of any inquiries, proposals or offers from any corporation, partnership, person or other entity or group relating to any public offering, acquisition or purchase of assets of, or any equity interest in, TRH, any merger, consolidation or other business combination involving any entity conducting any part of TRH's business, or any other form of recapitalization transaction involving TRH, or (ii) participate in any discussions or negotiations regarding the foregoing or furnish to any person or entity any information concerning TRH or the transactions contemplated by this Agreement. Should TRH or any of its Subsidiaries, or any of their directors, agents or other representatives, receive any inquiry, proposal or offer to enter into any transaction of the type referred to in clauses (i) or (ii) above, TRH agrees to promptly inform the Buyer.

          (h) Disclosure. The statements and information provided by TRH to the Buyer in connection with the Buyer's due diligence investigation of TRH and its Subsidiaries do not contain any untrue statement of fact or omit to state any fact necessary in order to make the statements and information not misleading in all material respects.

          (i) Waiver of Conditions. TRH agrees that the Buyer may waive any or all of the conditions set forth in the Offer Letter, provided, however, that the Buyer shall not waive the Minimum Condition without the consent of TRH.

     3.   Closing.

          (a) The Closing. Provided that the conditions to the Offer are fulfilled or waived, the closing of the purchase and sale of the Shares pursuant to the Offer Letter (the "Closing") shall take place at the offices of the Bank in Maastricht, The Netherlands, commencing at 9:00 a.m. local time on January 13, 1999 or such other time and date as the Buyer and TRH may mutually determine. For tax and accounting purposes, the Closing will be effective as of January 1, 1999, regardless of the actual date of the Closing.

          (b) Deliveries at the Closing. At the Closing, (i) the Bank will deliver to the Buyer the Share certificates representing the Shares tendered by each of the Selling Shareholders, (ii) TRH will deliver to the Buyer a copy of the Selling Shareholders' duly executed acceptance notice, and (iii) the Buyer will deliver to the Bank the amount specified in section 2(a) above. The Bank will pay each Selling Shareholder the consideration required to be paid to such Selling Shareholder pursuant to the Offer.

     4. Post Closing. The agreements and covenants contained in this Agreement shall survive until the Closing. Following the Closing, no Party shall have any remedy for breaches of any agreements or covenants of the other Party contained in this Agreement, and the Parties specifically and irrevocably waive any rights or claims they have or may have of whatever kind or nature at any time related to this Agreement and the Transactions, including without limitation any statutory, equitable or common law remedy or claim for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise, and whether such claim is pursuant to any statute, charter document, bylaw, agreement, or otherwise. Each Party specifically and irrevocably waives any rights or claims the Party has or may have against the other party or the officers, directors, managers or supervisory directors of the other Party.

     5.   Termination.

          (a) Termination of Agreement. The Parties may terminate this Agreement as provided below:

               (i) the Buyer and TRH may terminate this Agreement by mutual written consent at any time prior to the Closing;

               (ii) the Buyer may terminate this Agreement if the Buyer does not complete the Offer pursuant to and in accordance with the Offer Letter; and

               (iii) TRH may terminate this Agreement by giving written notice to the Buyer at any time after January 29, 1999 and prior to the Closing if the Minimum Condition is not fulfilled and has not been waived by TRH.

          (b) Effect of Termination. If any Party terminates this Agreement pursuant to section 5(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach).

     6.   Miscellaneous.

          (a) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement (in writing or orally) relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities, in which case the Parties will consult in relation to the content of such announcement before it is made. The parties agree to cooperate with respect to announcements and presentations to TRH's Works Council, management and labor unions so as to comply with any required provisions of the provisions of the Works Council Act and the SER Merger Code.

          (b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

          (c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

          (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that the Buyer may
     (i) assign any or all of its rights and interests hereunder to one or more of its affiliates and (ii) designate one or more of its affiliates to perform its obligations hereunder (in any or all of which cases the Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

          (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

          (f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

          (g) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by overnight courier, postage prepaid, and addressed to the intended recipient as set forth below:

          If to TRH:
          Thomas Regout Holding N.V.
          Industrieweg 40
          6219 NR Maastricht
          The Netherlands
          Attention:  Thomas Ammerdorffer

                    Copy to:
                    Loeff Claeys Verbeke
                    Apollolaan 15
                    1077 AB Amsterdam
                    The Netherlands
                    Attention: Annelies van der Pauw, advocaat

          If to the Buyer:
          CompX International. Inc.
          16825 Northchase Drive
          Suite 1200
          Houston, Texas 77060
          Attention:  Joseph S. Compofelice

                    Copy to:
                    Bartlit Beck Herman Palenchar & Scott
                    511 Sixteenth Street, Suite 700
                    Denver, Colorado 80202
                    Attention: Thomas R. Stephens

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, messenger service, telecopy, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

     (h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of The Netherlands.

     (i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in a writing specifically referring to this Agreement and signed by each Party. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     (j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     (k) Expenses. Each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. TRH agrees that none of TRH and its Subsidiaries has borne or will bear any of the costs related to the Closing nor any of the Selling Shareholders' costs and expenses (including any of their legal fees and expenses) in connection with this Agreement or any of the Transactions.

     (l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any Netherlands, U.S. federal, state and local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

     (m) Incorporation of Exhibits. The Exhibit identified in this Agreement is incorporated herein by reference and made a part hereof.

     (n) Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of The Netherlands having jurisdiction over the Parties and the matter (subject to the provisions set forth in section 6(o) below), in addition to any other remedy to which they may be entitled, at law or in equity.

     (o) Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any competent court sitting in The Netherlands, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

                      *        *       *        *        *

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

                                COMPX INTERNATIONAL INC.




                                By:/s/ Joseph S. Compofelice
                                   -------------------------------------
                                   Joseph S. Compofelice
                                   Chairman and Chief Executive Officer

                                THOMAS REGOUT HOLDING N.V.




                                By:/s/ Thom Ammerdorffer
                                   -------------------------------------
                                   Thom Ammerdorffer
                                   Title: President